767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax October 16, 2020

VIA EDGAR

Kevin Dougherty

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Fortress Value Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed October 1, 2020
File No. 333-248433

Dear Mr. Dougherty:

On behalf of Fortress Value Acquisition Corp. (the “Company”), please find a response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated October 14, 2020 (“Comment Letter 2”) with regard to Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-248433) filed by the Company on October 1, 2020 (“Amendment No. 1”). The responses are based on information provided to us by the Company. Capitalized terms used but not defined herein have the respective meanings ascribed to them in Amendment No. 1.

Set forth below in bold are the comments contained in the Staff’s Comment Letter 2 pertaining to Amendment No. 1. Immediately below each of the Staff’s comments is the Company’s response to that comment. For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter 2.

The Company is concurrently providing to the Commission Amendment No. 2 to the Registration Statement, as filed on EDGAR on the date hereof (“Amendment No. 2”). We have enclosed with the copy of this letter that is being transmitted via overnight courier two copies of Amendment No. 2 in paper format, marked to show changes from Amendment No. 1.

Kevin Dougherty Securities and Exchange Commission Page 2

Certain Projected Financial Information, page 87

1.

We note your response to comment 4. However, we note disclosure on page 109 that “based on a three-stage Projection prepared by SNR and MPMO” Murray Devine performed the Enterprise Value—Comparable Public Companies analysis, and on page 110 that based on “the projections,” Murray Devine performed a discounted cash flow valuation of MP Materials. Please revise to disclose the projections that provided Murray Devine with its basis for its analyses performed in making its recommendation, including the financial forecast beyond 2023, or revise to clarify how the information “would not be material or meaningful to investors.”

The Company respectfully advises the Staff that it has revised the disclosure on pages 109 and 110 to correct a mischaracterization of what was provided to Murray, Devine & Co., Inc., a financial advisory firm (“Murray Devine”). Murray Devine was not provided with any “Stage III” financial projections and Murray Devine’s own fairness opinion itself properly defines the “Projections” as being MPMO’s main financial model which does not include any Stage III projections.

As noted in the Company’s response to Comment 4 in the response letter dated September 30, 2020, MPMO provided Murray Devine, with certain financial inputs for periods beyond 2023 and Murray Devine was advised that the inputs were not financial projections for MPMO. Murray Devine has confirmed that it used such information to create its own financial model in connection with rendering its fairness opinion and performing its own related financial analysis. We respectfully acknowledge the Staff’s comment and advise the Staff that the financial inputs beyond 2023 that were provided to Murray Devine were not financial projections for MPMO and would not be material or meaningful to investors.

Material U.S. Federal Income Tax Consequences, page 115

2.

We note your reply to comment 7. In this section, you state in part that “the following discussion assumes that the transactions will” qualify as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a). Insofar as the 368(a) determination appears to be a legal conclusion which underlies the opinion that holders will not recognize gain or loss upon the exchange of stock, please obtain a revised opinion which provides counsel’s opinion regarding applicable Section 368(a) treatment. For reference, please refer to Section III.C.3 of Staff Legal Bulletin No. 19 (Corp. Fin., October 14, 2011), which is available at https://www.sec.gov/interps/legal/cfslb19.htm.

The Company respectfully advises the Staff that it has revised the disclosure on page 116 of Amendment No. 2 and has refiled the revised tax opinion of Sidley Austin LLP as Exhibit 8.1 in response to the Staff’s comment.

Kevin Dougherty Securities and Exchange Commission Page 3

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 161

3.

We note from your disclosure Note(Q) on page 163 that the deferred tax liabilities amount of $101,671 reflects an increase in deferred tax liabilities due to initial temporary differences as a result of the SNR Mineral Rights Acquisition. Please revise Note (Q) to describe and show how the amounts of temporary differences and deferred tax liabilities were calculated. Refer to Rule 11-02(b)(6) of Regulation S-X.

The Company respectfully advises the Staff that it has revised Note (Q) on page 164 of Amendment No. 2 in response to the Staff’s comment.

Our Resource, page 190

4.

We received your Mountain Pass technical report prepared by SRK Consulting. However, we note that the economic model prepared for the reserves was not included. Please provide supplementally the economic model or cash flow analysis for your Mountain Pass property.

The Company respectfully advises the Staff that it has contacted Mr. Schuler to arrange for the submission of the requested information.

MPMO’s Management’s Discussion and Analysis of Financial Condition and Results of

Operations

Our Relationship with Shenghe, page 217

5.

We note your response to prior comment 21. Please revise to disclose the remaining balance of adjusted offtake product delivery amounts outstanding as of June 30, 2020 and disclose how they will be satisfied as a result of June 2020 A&R offtake agreement.

The Company respectfully advises the Staff that the concept of adjusted offtake product delivery amounts, as defined on page 219 of Amendment No. 2, is no longer relevant following MPMO’s modification of the Original Offtake Agreement. The A&R Offtake Agreement, which came into effect on June 5, 2020, effectively resulted in the reclassification of both the deferred revenue attributable to Shenghe Resources (Singapore)’s prepayments and the additional adjusted offtake product delivery amounts into debt. As of June 30, 2020, MPMO had $93.3 million in deemed debt, including debt with a carrying value of $84.7 million and an imputed debt issuance discount of $8.6 million.

Kevin Dougherty Securities and Exchange Commission Page 4

At the same date, the amount of offtake product to which Shenghe Resources (Singapore)’s gross profit retention right applied amounted to $93.3 million. The Company respectfully advises the Staff that it has revised the disclosure on page 219 of Amendment No. 2 in response to the Staff’s comment to indicate more clearly that the gross debt amount initially recorded reflects the amount of product subject to Shenghe Resources (Singapore)’s gross profit retention right.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8891.

Sincerely yours,

/s/ Jaclyn L. Cohen

Jaclyn L. Cohen

Weil, Gotshal & Manges LLP

cc:	Andrew A. McKnight

Chief Executive Officer

Fortress Value Acquisition Corp.